# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001140361-22-034542
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Peter Wright, Glencore Canada Corporation, 100 King Street West, Suite 6900, Toronto, Ontario Canada (A6), M5X 1E3, (416) 775-1500

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 84,404,412; sole dispositive power 0; shared dispositive power 84,404,412; aggregate amount beneficially owned 84,404,412 (66.7% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 9.
- Glencore International AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 84,404,412; sole dispositive power 0; shared dispositive power 84,404,412; aggregate amount beneficially owned 84,404,412 (66.7% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 9.
- Glencore Canada Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 84,404,412; sole dispositive power 0; shared dispositive power 84,404,412; aggregate amount beneficially owned 84,404,412 (66.7% of the class)
  Comment: For rows 8, 10, and 11, assuming all applicable regulatory conditions have been satisfied, represents 84,396,989 Common Shares of Li-Cycle Holdings Corp (the "Issuer") that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through March 13, 2025, plus 7,423 Common Shares of the Issuer previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. For row 13, percent of Common Shares calculated based on 42,163,821 Common Shares of the Issuer outstanding as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in in the preceding sentence. See Item 5 of this Amendment No. 9 for more information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment: This Amendment No. 9 (this "Amendment No. 9") is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on September 23, 2022 (as amended, from time to time, the "Schedule 13D") relating to the common shares, without par value (the "Common Shares"), of Li-Cycle Holdings Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of March 14, 2025 are listed in Schedule I of Exhibit 99.9 hereto (the "Schedule I Persons"), which Schedule I is incorporated herein by reference.

As of the date of this Amendment No. 9, other than as set out in Schedule II of Exhibit 99.9 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 9 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 9 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 9 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 9 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 9 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons are currently in discussions with members of the Issuer's management, board of directors, and special committee, and other stakeholders, regarding matters relating to the business, affairs and operations of the Issuer and/or its subsidiaries and various potential strategic alternatives relating thereto, including interest by the Reporting Persons in exploring a potential transaction involving the acquisition of the Issuer and/or substantially all of its business. See Letter dated March 14, 2025 from Glencore Canada Corporation to the Issuer attached as Exhibit 99.14 hereto.

In connection with these ongoing discussions, the Issuer has granted the Reporting Persons a waiver from any restrictions on the Reporting Persons arising under Section 3(b) of the Governance Letter Agreement with respect to the Reporting Persons submitting a proposal, or engaging or negotiating with the Special Committee of the Board of Directors of the Issuer, in connection with any Schedule 13e-3 transaction, other going private transaction, or other acquisition of the remaining voting securities of the Issuer that are not already beneficially owned by the Reporting Persons and their affiliates (whether by merger, share purchase or otherwise).

The Reporting Persons is considering, and may propose or suggest additional actions that could result in, among other things, any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

As previously disclosed by the Issuer, Glencore Canada Corporation granted a temporary waiver to the Issuer from, among other things, certain minimum market capitalization requirements and listing requirements under the terms of the Glencore Notes, subject to the terms and conditions of the waiver. See Waiver from Glencore Canada Corporation to the Issuer attached as Exhibit 99.15 hereto.

Each Reporting Person reserves the right to change its plans and intentions, at any time, as it deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 9, as of March 14, 2025, are incorporated herein by reference.

As of such date, assuming all applicable regulatory conditions have been satisfied, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 84,396,989 Common Shares issuable upon the conversion of the Glencore Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through March 13, 2025, plus 7,423 Common Shares previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. This amount of Common Shares represents approximately 66.7% of the outstanding Common Shares and is calculated based on 42,163,821 Common Shares of the Issuer outstanding as of as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the 84,396,989 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of the Glencore Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through March 13, 2025. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 9 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 9 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 9 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.9 Schedules I and II (attached hereto)

Exhibit 99.14 Letter dated March 14, 2025 from Glencore Canada Corporation to the Issuer (attached hereto)

Exhibit 99.15 Waiver from Glencore Canada Corporation to the Issuer (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the SEC on February 27, 2025).

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (03/14/2025)
- Glencore International AG: /s/ John Burton, John Burton/Attorney-in-fact (03/14/2025)
- Glencore Canada Corporation: /s/ John Burton, John Burton/Attorney-in-fact (03/14/2025)